UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Resignation of Director and Officer

On July 5, 2024, Mr. Daniel Kelly Kennedy resigned from the board of directors (the “Board”) of Mercurity Fintech Holding Inc. (the “Company”). Mr. Kennedy’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Kennedy will remain as the Chief Information Officer of the Company until July 31, 2024. The Company wishes to express its gratitude to Mr. Kennedy for his service to the Company and the Board during his tenure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: July 8, 2024